Exhibit 12

Exact Sciences Corporation Computation of Earnings to Fixed Charges

(in thousands)

	Sixth Months Ended	Fiscal Year Ended December 31
	Jun-16	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations	$(92,238)	$(157,803)	$(100,048)	$(46,514)	$(52,421)	$(28,675)
Add: Fixed Charges	$161	$145	$186	$176	$78	$39
Ratio of Earnings to Fixed Charges					$—	$—
Earnings available for fixed charges	$(92,077)	$(157,658)	$(99,862)	$(46,338)	$(52,343)	$(28,636)

Fixed Charges:
Interest expensed and capitalized	107	6	51	69	41	21
Rental expense interest estimate	54	139	135	107	37	18
Total fixed charges	$161	$145	$186	$176	$78	$39
Deficiency of Earnings to Cover Fixed Charges	(92,238)	(157,803)	(100,048)	(46,514)	(52,421)	(28,675)

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)	(1)

(1) During each of these periods, our earnings were less than our fixed charges.  The amount of the deficiency for each period is set forth in the above table under the caption “Deficiency of Earnings to Cover Fixed Charges.”